UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Blackhawk Biofuels LLC

File No. 0-53651 - CF#24616

_____

     Blackhawk Biofuels LLC submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on January 19, 2010.

     Based on representations by Blackhawk Biofuels LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

          Exhibit 10.1   through December 31, 2010

     For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

          Craig E. Slivka
          Special Counsel